SUNGOLD APPOINTS PATRICK KEARNS, VICE PRESIDENT INTERNATIONAL OPERATIONS
-Company To Have Major Presence At Arizona Racing Symposium-

TORONTO, ON: NOVEMBER 29, 2005-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin) is pleased to announce the appointment of Patrick Kearns as Vice President, International Operations. Patrick will be responsible for introducing Horsepower® World Pool to some of the largest betting operations in Europe, and to the newly emerging markets in the Eastern European Countries who wish to develop new markets and establish their own horse racing industries.

Patrick brings a wealth of knowledge and 30 years prior experience in the horse racing industry, including a former position as Director General for Carrera Entertainment SL., a corporation that controls and operates two of Spain’s largest racetracks. While with Carrera, Patrick negotiated contracts with several of the top international racing groups including At The Races (England & Ireland), Phumelela (South Africa), TRNI (USA) and ATG (Sweden). Patrick also was a successful breeder and trainer of Thoroughbreds in his native Ireland.

Larry Simpson, President and CEO of Sungold’s wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd., said that ‘With Patrick’s vast contacts in the European and the International markets and with the growth of virtual racing as a means to maximize profits from established betting operators currently in the European Union (EU), it just further strengthens Horsepower’s strategic business plan to ‘Bring The World To The Track!’ on a more global platform through our Horsepower® World Pool product.”

Concurrently Sungold has announced that for the third consecutive year Horsepower® is proud to be a sponsor of the Symposium on Racing & Gaming at Loews Ventana Canyon Resort in Tucson, Arizona, December 5th through December 8th.

The Symposium is billed as the conference ‘Where Racing’s Leaders Meet’ and is annually attended by Racing Executives and Officials from around the world. Sungold will have five representatives at this years Symposium, because it is such an important event.

About Sungold International Holdings Corp.:

Sungold is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network, (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.
For more information please contact:

John McDermott
BCGU, Business Consulting Group Unlimited
760-230-2300
www.bcgu.com

Cynthia DeMonte
DeMonte Associates Ltd.
575 Madison Avenue - Suite 1006
New York, NY 10022
212-605-0525
cdemonte@aol.com